UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Received Termination Process Letter for License of Evomela® from Acrotech

On December 13, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company (“CASI” or the “Company”) received a Termination Process Letter from Acrotech Biopharma Inc. (“Acrotech”) of certain License Agreement (the “License Agreement”), dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. Acrotech alleged in such letter that the Company materially breached the License Agreement and failed to cure such breach, and the License Agreement was therefore terminated. Pursuant to the License Agreement, the Company can continue to distribute and sell Evomela® for a reasonable wind-down period not to exceed 24 months, so the Company does not expect any disruption to its current distribution plan for Evomela® during such period.

The Company categorically rejects any alleged basis of termination in Acrotech’s letter, believes that the purported termination is invalid, and is actively reviewing its options under the current circumstances, including without limitation to continue communicating with Acrothech with respect to this matter. It is not possible at this early stage to predict how the matter would be resolved by the parties.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: December 16, 2024